07025644

**Sime Darby Berhad**

(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2007 AUG -8 A 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**LETTER FOR MAINTENANCE OF EXEMPTION**

26 July 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 12

SUPPL

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

| No. | Subject | Date Released |
|---|---|---|
| 1 | Changes in the interest of Employees Provident Fund Board, a substantial shareholder. | 09.07.2007, 19.07.2007, 20.07.2007 & 25.07.2007 |
| 2 | Incorporation of a new subsidiary – Chengdu Bow Yue Vehicle Company Limited. | 19.07.2007 |
| 3 | Proposed disposal of the entire business and undertakings including all the assets and liabilities of the Company to Synergy Drive Berhad. -Notice of Extraordinary General Meeting to be held on 17 August 2007. | 23.07.2007 |

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
AUG 1 3 2007
THOMSON
FINANCIAL

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

dw 8/8

LMP/fgh/sy/grpsec/sdb/let/letter re EDMS

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 09/07/2007 05:27:35 PM
Reference No SD-070706-DA652

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

**Particulars of substantial Securities Holder**

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
  Employees Provident Fund Board
  (Acquisition of 2,000,000 shares)

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * Acquired | * 29/06/2007 | * 2,000,000 | |

* Circumstances by reason of which change has occurred : Acquisition of shares by the Employees Provident Fund Board.

| | | |
|---|---|---|
| * Nature of interest | : | Direct |
| Direct (units) | : | 391,262,115 |
| Direct (%) | : | 15.51 |
| Indirect/deemed interest (units) | : | |
| Indirect/deemed interest (%) | : | |
| * Total no of securities after change | : | 391,262,115 |
| * Date of notice | : | 29/06/2007 |

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 5th July 2007.

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act . 1965

Submitted by S DARBY on 19/07/2007 06:07:02 PM
Reference No SD-070718-FC489

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM 0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 6,100,500 shares)

RHB Asset Management Sdn Bhd
(Acquisition of 115,600 shares)

Maban Investment Management Sdn Bhd
(Acquisition of 100,000 shares)

Details of changes

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * Acquired | * 06/07/2007 | * 1,845,800 | |
| Acquired | 06/07/2007 | 115,600 | |
| Acquired | 09/07/2007 | 3,216,500 | |
| Acquired | 09/07/2007 | 85,000 | |
| Acquired | 10/07/2007 | 1,000,000 | |
| Acquired | 11/07/2007 | 38,200 | |
| Acquired | 11/07/2007 | 15,000 | |

* Circumstances by reason of which change has occurred : Acquisition of shares by the Employees Provident Fund Board and its Portfolio Managers .

| | | |
|---|---|---|
| * Nature of interest | : | Direct |
| Direct (units) | : | 400,579,915 |
| Direct (%) | : | 15.88 |
| Indirect/deemed interest (units) | : | |
| Indirect/deemed interest (%) | : | |
| * Total no of securities after change | : | 400,579,915 |
| * Date of notice | : | 11/07/2007 |
| Remarks | : | |

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 13th and 17th July 2007.

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 20/07/2007 05:22:41 PM
Reference No SD-070720-6ADF2

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | Sime Darby Berhad |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | Nancy Yeoh Poh Yew |
| * Designation | : | Group Secretary |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * Name | : | Employees Provident Fund Board |
| * Address | : | Tingkat 23, Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| * NRIC/passport no/company no. | : | EPF ACT 1991 |
| * Nationality/country of incorporation | : | Malaysia |
| * Descriptions(class & nominal value) | : | Ordinary shares of RM0.50 each |
| * Name & address of registered holder | : | |

Employees Provident Fund Board
(Disposal of 838,200 shares)

Mayban Investment Management Sdn Bhd
(Disposal of 180,000 shares)

Details of changes

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * Disposed | * 12/07/2007 | * 38,200 | |
| Disposed | 13/07/2007 | 800,000 | |
| Disposed | 13/07/2007 | 180,000 | |

| | | |
|---|---|---|
| * Circumstances by reason of which change has occurred | : | **Disposal of shares by the Employees Provident Fund Board and its Portfolio Manager.** |
| * Nature of interest | : | **Direct** |
| Direct (units) | : | **399,561,715** |
| Direct (%) | : | **15.84** |
| Indirect/deemed interest (units) | : | |
| Indirect/deemed interest (%) | : | |
| * **Total no of securities after change** | : | **399,561,715** |
| * *Date of notice* | : | **13/07/2007** |

Remarks :

**The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 19th July 2007.**

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act . 1965

Submitted by S DARBY on 25/07/2007 05:38:09 PM
Reference No SD-070724-4F41F

| | | |
|---|---|---|
| | Submitting Merchant Bank (If applicable) | : |
| | Submitting Secretarial Firm Name (If applicable) | : |
| * | Company name | : Sime Darby Berhad |
| * | Stock name | : SIME |
| * | Stock code | : 4197 |
| * | Contact person | : Nancy Yeoh Poh Yew |
| * | Designation | : Group Secretary |

Particulars of substantial Securities Holder

| | | |
|---|---|---|
| * | Name | : Employees Provident Fund Board |
| * | Address | : Tingkat 23, Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| * | NRIC/passport no/company no. | : EPF ACT 1991 |
| * | Nationality/country of incorporation | : Malaysia |
| * | Descriptions(class & nominal value) | : Ordinary shares of RM 0.50 each |
| * | Name & address of registered holder | : |

Employees Provident Fund Board
(Disposal of 552,800 shares)

Details of changes

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * Disposed | * 16/07/2007 | * 552,800 | |

| | | |
|---|---|---|
| * | Circumstances by reason of which change has occurred | : Disposal of shares by the Employees Provident Fund Board . |
| * | Nature of interest | : Direct |
| | Direct (units) | : 399,008,915 |
| | Direct (%) | : 15.82 |
| | Indirect/deemed interest (units) | : |

| | | |
|---|---|---|
| Indirect/deemed Interest (%) | : | |
| * Total no of securities after change | : | 399,008,915 |
| * Date of notice | : | 17/07/2007 |
| Remarks | : | |

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 23rd July 2007.

Form Version 2.0

# General Announcement

Submitted by S DARBY on 19/07/2007 05:46:02 PM
Reference No SD-070719-9FF7A

Submitting Merchant Bank :
(If applicable)
Submitting Secretarial Firm Name :
(If applicable)
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Type : ● Announcement ○ Reply to query
* Subject :

**Incorporation of a new subsidiary - Chengdu Bow Yue Vehicle Company Limited (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)**

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that a new wholly-owned subsidiary, Chengdu Bow Yue Vehicle Company Limited ("CBYV") was incorporated in the People's Republic of China on 12 July 2007. The entire registered capital of CBYV of HKD$30,000,000 is held by BMW Concessionaires (HK) Limited, a wholly-owned subsidiary of Sime Darby. Notification of the incorporation was received from the relevant Chinese authority on 19 July 2007. The principal activities of CBYV will be the provision of motor vehicles after-sales services.

The investment in CBYV is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2008. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 19 July 2007.

**Tables Section - This section is to be used to create and insert tables . Please make the appropriate reference to the table (s) in the Contents of the Announcement :**

**General Announcement**
Reference No **MM-070723-34910**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | **CIMB INVESTMENT BANK BERHAD** |
| Company Name | : | **SIME DARBY BERHAD** |
| Stock Name | : | **SIME** |
| Date Announced | : | **23/07/2007** |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")** |

**(I) PROPOSED DISPOSAL OF THE ENTIRE BUSINESS AND UNDERTAKING INCLUDING ALL THE ASSETS AND LIABILITIES OF SIME DARBY TO SYNERGY DRIVE BHD ("SYNERGY DRIVE");**

**(II) PROPOSED CAPITAL REPAYMENT TO THE SHAREHOLDERS OF SIME DARBY; AND**

**(III) PROPOSED ISSUANCE OF NEW ORDINARY SHARES OF RM0.50 EACH IN SIME DARBY TO SYNERGY DRIVE**

**(COLLECTIVELY, THE "PROPOSALS")**

Contents :

On behalf of Sime Darby, CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) is pleased to announce that the Extraordinary General Meeting ("EGM") of the Company will be held at Ballroom 3, First Floor, Sime Darby Convention Centre, No. 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur, Malaysia on Friday, 17 August 2007 at 3.30 p.m., or at any adjournment thereof.

The full text of the Notice of EGM is attached for your attention.

**This announcement is dated 23 July 2007.**

Sime Darby.pdf

# Sime Darby Berhad

*(Company No.: 41759-M)*
*(Incorporated in Malaysia under the Companies Act, 1965)*

## NOTICE OF EXTRAORDINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that an Extraordinary General Meeting ("EGM") of Sime Darby Berhad will be held at Ballroom 3, First Floor, Sime Darby Convention Centre, No. 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur, Malaysia on Friday, 17 August 2007 at 3.30 p.m., or at any adjournment thereof, for the purpose of considering and, if thought fit, passing with or without modifications, the following resolutions:

**ORDINARY RESOLUTION – PROPOSED DISPOSAL OF THE ENTIRE BUSINESSES AND UNDERTAKINGS INCLUDING ALL ASSETS AND LIABILITIES OF SIME DARBY BERHAD ("SIME DARBY") TO SYNERGY DRIVE BHD ("SYNERGY DRIVE")**

"**THAT**, subject to the approvals of all relevant authorities, approval be and is hereby given for the proposed disposal by Sime Darby to Synergy Drive of the entire businesses and undertakings of Sime Darby, including all assets and liabilities of Sime Darby as defined in the sale of business agreement executed between Sime Darby and Synergy Drive on 24 January 2007 ("Sale of Business Agreement"), for a total disposal consideration equivalent to RM8.46 per ordinary share of RM0.50 each in Sime Darby ("Sime Darby Shares") multiplied by the total outstanding Sime Darby Shares (less treasury shares, if any) as at completion, subject to and upon the terms and conditions of the Sale of Business Agreement ("Proposed Disposal");

**AND THAT** the Directors of Sime Darby be and are hereby empowered and authorised to do all acts, deeds and things and to execute, sign and deliver on behalf of Sime Darby, all such documents as they may deem necessary, expedient and/or appropriate to implement, give full effect to and complete the Proposed Disposal, with full powers to assent to any conditions, modifications, variations and/or amendments as the Directors of Sime Darby may deem fit and/or as may be imposed by any relevant authorities in connection with the Proposed Disposal."

**SPECIAL RESOLUTION**

**(I) PROPOSED CAPITAL REPAYMENT TO THE SHAREHOLDERS OF SIME DARBY BERHAD ("SIME DARBY") OF SERIES A REDEEMABLE CONVERTIBLE PREFERENCE SHARES ("RCPS A") (OR SUCH CONSIDERATION AS MAY BE DERIVED FROM THE RCPS A) RECEIVED OR RECEIVABLE UNDER THE PROPOSED DISPOSAL ON THE BASIS OF APPROXIMATELY 1.23 RCPS A FOR EACH ORDINARY SHARE OF RM0.50 EACH IN SIME DARBY ("SIME DARBY SHARE"); AND**

**(II) PROPOSED ISSUANCE OF NEW SIME DARBY SHARES TO SYNERGY DRIVE BHD ("SYNERGY DRIVE")**

"**THAT** subject to the passing of the Ordinary Resolution, and the approvals of all relevant authorities, approval be and is hereby given to Sime Darby to carry out the following:

(I) to increase the authorised share capital of Sime Darby from RM1,500,000,000 comprising 3,000,000,000 ordinary shares of RM0.50 each to RM50,000,000,000 comprising 100,000,000,000 ordinary shares of RM0.50 each by the creation of an additional 87,000,000,000 new ordinary shares of RM0.50 each ranking pari passu with the existing Sime Darby Shares **AND THAT** Clause 5 of the Memorandum of Association and Article 3 of the Articles of Association of Sime Darby be amended accordingly (**"Proposed Increase in Authorised Share Capital"**);

(II) to capitalise all sums standing to the credit of the retained earnings account (after applying such amount required to set-off losses, if any, and to cancel treasury shares, if any), share premium account, capital redemption reserve (after cancellation of treasury shares, if any), capital reserves, asset revaluation reserves and any other reserves which may be capitalised (including any realised capital gains from the Proposed Disposal) (**"Reserve Accounts"**) immediately after the Proposed Disposal by allotting such number of new ordinary share(s) of RM0.50 each credited as fully paid-up for each RM0.50 standing to the credit of the Reserve Accounts (**"Proposed Bonus Issue"**) **PROVIDED THAT** no new ordinary share shall be credited into the individual securities accounts of the shareholders of Sime Darby and in any case, no physical share certificates will be issued and the bonus shares shall be dealt with only in accordance with the terms of the Proposed Capital Reduction and Proposed Capital Repayment (as hereinafter defined) **AND THAT** the new ordinary shares arising from the Proposed Bonus Issue shall upon allotment, rank pari passu in all respects with the existing ordinary shares of Sime Darby except that they will not be entitled to any dividends, rights, allotment or other forms of distribution for which the "Books Closing Date" precedes the date of allotment of the new ordinary shares pursuant to the Proposed Bonus Issue, wherein "Books Closing Date" shall mean the date prescribed under the Listing Requirements of Bursa Malaysia Securities Berhad being the close of business on which shareholders must be registered in Sime Darby's Register of Members and/or Record of Depositors in order to participate in any dividends, rights, allotments or other distributions **AND FURTHER THAT** the Directors of Sime Darby be and are hereby authorised and empowered to take all steps and do all acts, deeds and things and execute, sign and deliver on behalf of Sime Darby all necessary documents to give full effect to and for the purpose of completing or implementing the Proposed Bonus Issue including the power to deal with any and all fractions of a share that may arise upon the Proposed Bonus Issue in the best interests of Sime Darby with full power to assent to any conditions, modifications, variations and/or amendments as the Directors of Sime Darby may deem fit or necessary and/or as may be imposed by the High Court of Malaya or by any other relevant authority;

(III) immediately upon the allotment of ordinary shares pursuant to the Proposed Bonus Issue and subject to the confirmation of the High Court of Malaya, to effect a capital reduction pursuant to and in accordance with Section 64 of the Companies Act, 1965 by the reduction of the entire issued and paid-up share capital of Sime Darby by the cancellation of all the ordinary shares of RM0.50 each in Sime Darby existing immediately after the Proposed Bonus Issue (**"Proposed Capital Reduction"**) **AND THAT** the credit arising from the Proposed Capital Reduction shall be applied in distributing all the RCPS A received or receivable from Synergy Drive or such other consideration as may be derived from RCPS A (including Synergy Drive shares where such shareholder so elects) pursuant to the terms of the Sale of Business Agreement, to all shareholders of Sime Darby whose names appear in the Register of Members and/or Record of Depositors in proportion to their shareholdings in Sime Darby as at "Books Closing Date" to be determined by the Directors of Sime Darby in accordance with the Listing Requirements of Bursa Malaysia Securities Berhad **AND THAT** the date for distribution shall be fixed by the Directors of Sime Darby ("Proposed Capital Repayment") and the Directors of Sime Darby be empowered to deal with any and all fractions of RCPS A or other consideration distributable to shareholders as they deem fit in the best interests of Sime Darby **AND FURTHER THAT** the Directors of Sime Darby be and are hereby authorised and empowered to take all such steps and do all acts, deeds and things and execute all necessary documents to give full effect to the Proposed Capital Reduction and Proposed Capital Repayment, with full power to assent to any conditions, modifications, variations and/or amendments as the Directors of Sime Darby may deem fit or necessary and/or as may be imposed by any relevant authorities and/or the High Court of Malaya in connection with the Proposed Capital Repayment and the Directors of Sime Darby shall be at liberty to take all steps to delist Sime Darby from the Official List of Bursa Malaysia Securities Berhad upon completion of the Proposed Capital Repayment; and

(IV) immediately upon the Proposed Capital Reduction taking effect, to issue two (2) new ordinary shares of RM0.90 each or such other number of new ordinary shares of RM0.50 each in Sime Darby to Synergy Drive at par value in order for Synergy Drive to maintain not less than ninety percentum (90%) shareholding interest in Sime Darby immediately after the completion of the Proposed Capital Reduction ("Proposed Share Issue") **AND THAT** the Directors of Sime Darby be and are hereby empowered and authorised to do all acts, deeds and things and to execute, sign and deliver on behalf of Sime Darby, all such documents as they may deem necessary, expedient and/or appropriate to implement, give full effect to and complete the Proposed Share Issue, with full powers to assent to any conditions, modifications, variations and/or amendments as the Directors of Sime Darby may deem fit or necessary and/or as may be imposed by any relevant authorities in connection with the Proposed Share Issue."

**BY ORDER OF THE BOARD**

Yeoh Poh Yew, Nancy
Group Secretary

Kuala Lumpur
23 July 2007

***Notes:***

*A member of the Company entitled to attend and vote at this meeting is also entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company. A Form of Proxy has been sent to members and should be completed and deposited at the office of the Share Registrar of the Company, Epsilon Registration Services Sdn Bhd at 312, 3rd Floor, Block C Kelana Square, 17 Jalan SS7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia not less than 48 hours before the time fixed for the meeting or any adjournment thereof.*

END